July 9, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Letter June 30, 2014

Form S-1/A

Filed June 12, 2014

File No. 333-195060

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 30, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on June 12, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Effective June 17, 2014, the age of your financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. Please update your financial statements and related disclosures in your next amendment. Also, please include updated audit consents in your next amendment.

COMPANY RESPONSE

We have added the necessary financials and updated consents.

2. We note your response to comment 1 in our letter dated June 2, 2014 and we re-issue the comment. Please provide us with your analysis as to whether you are currently a shell company as defined in Rule 405 of the Securities Act of 1933, as amended. In this regard, we note your response that “[you] now do have assets.” However, your financial statements appear to indicate that you have no assets. We also note your response that “despite initial implementation of your business plan, [you] are operating at this point.” However, it appears that your operations continue to be nominal. Alternatively, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

COMPANY RESPONSE

The following is now reflected in our updated financials in the S-1 Registration Statement:

As of April 30, 2014 we now have total assets in the amount of $21, 126, Revenues of $21,110, and Gross Profit of $5,277.

*Not mentioned in the financials but still important to note is the fact that on May 20, 2014 we purchased 3,000,000 JPY (29,126 USD) of tuna fish that we have kept as inventory. The quantity of tuna in inventory is 1,263.3 kg and can be kept fresh in storage for 3 months.

We believe based on the prior information that the Company is no longer a shell Company.

3. We note your response to comment 2 in our letter dated June 2, 2014. Given the nature and size of the transaction being registered for resale, we continue to be concerned that this transaction is an indirect primary offering of your securities to the public. Please provide us with additional analysis as to why you believe that the transaction is appropriately characterized as a transaction that is eligible to be made under Securities Act Rule 415(a)(1)(i). In doing so, please address the following factors: (i) the fact that you are registering for resale all of your common stock that is currently outstanding; and (ii) the fact that 50,000,000 of the shares registered for resale were first issued to Mr. Abe on December 2, 2013, that Mr. Abe sold these shares and shares previously issued to Mr. Abe on December 13, 2013, and that you filed this registration statement on April 4, 2013. Please also provide us with your analysis as to whether Mr. Abe is an underwriter. In this regard, we note that Mr. Abe is your sole officer and director and is selling all of his common stock in this offering. Alternatively, please revise the registration statement to name the selling stockholders as underwriters and disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretation Question 612.09.

COMPANY RESPONSE

The Company requests that it be taken into consideration that the amount of shares being registered in the resale offering does not accurately indicate how many shares will actually be sold by shareholders. The resale offering simply is giving the opportunity to the investor to liquidate their investment that they originally made knowing that at some point their shares would be free trading. Because investors made their initial investment for investment purposes it is also quite likely if not almost definite that most shareholders will hold onto the majority of their investment even once the shares are free trading. Additionally, we believe that the pure quantity of the shares being offered by the shareholder’s does not constitute an indirect primary offering. Rather, the intent of the shareholders should be taken into consideration primarily. As previously mentioned in the Company’s last analysis, the shareholders are largely locked in to their investments, regardless of whether their Shares are registered.

Also, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:

[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. (Emphasis added).

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the Shares covered by the Registration Statement were registered. The Registrant is not aware that the shareholders have conducted any road shows or taken any other actions to condition the market for their Shares. There is also no evidence that the shareholder’s would even be able to liquidate any substantial percentage of their investment if all of the shares in the resale offering were registered for resale.

It should also be noted that the mere shares of an offering does not change the original intent of a Company, a shareholder, or the shareholder’s as a whole. The intent of the shareholders in this case is in no way with the intent of distribution via an indirect primary offering. The resale offering is only providing the investor the ability to liquidate their investment at any given time and in any quantity, whether it be in the following days after effectiveness or a few years after effectiveness or quite possibly no time in the foreseeable future if at all. In no way are the shareholder’s acting as a means to an indirect primary offering.

 The Company does however, acknowledge the timeframe from when Mr. Abe sold shares, and the filing of this registration statement and that it does  not represent a substantial lapse in time. Despite this however, based on the analysis herein and the previous analysis of the offering in the last correspondence with regard to the intent of shareholders, the Company believes with all factors considered the resale offering in the registration statement is not an indirect primary offering.

*We have amended the Registration Statement on page 3, and 21 to clarify that Mr. Abe will be deemed an underwriter.

Prospectus Cover Page

4. We note your response to comment 3 in our letter dated June 2, 2014 and we re-issue such comment in part. Please revise your prospectus cover page, as you did the last paragraph on page 4, to indicate that Mr. Abe will pay the offering expenses.

COMPANY RESPONSE

We have revised the previous inconsistency on page 3, and 21.

Risk Factors, page 8

5. We note your revision to the Prospectus Summary which states that “Mr. Abe will be able to sell his shares at any time during the duration of the offering.” Please add a risk factor regarding the conflicts of interest that may arise in light of the fact that you are relying on Mr. Abe to conduct the primary offering on your behalf and the fact that Mr. Abe is also selling shares currently held by him, and from which he will receive proceeds from any sale.

COMPANY RESPONSE

We have added the following risk factor:

Mr. Abe will be able to sell his shares at any time during the duration of this offering. This may pose a conflict of interest since he is also selling shares on behalf of the company in this offering. It is possible that this conflict of interest could affect the ultimate amount of funds raised by the Company. This could negatively affect your investment.

As previously mentioned Mr. Abe is going to be selling shares on behalf of the Company in this offering. Mr. Abe is also simultaneously having his shares registered for resale. This conflict of interest could divert Mr. Abe’s time and attention in selling shares on behalf of the Company since he will also be able to sell his own shares. Several factors that could result are less monies raised by the company, and less desire to purchase shares by investors to name a few negative consequences. Because of this your investment could be adversely affected.

Quantity and Price, page 17

6. We note your response to comment 6 in our letter dated June 2, 2014 and we re-issue such comment in part. Please disclose the basis for the estimates used and disclose Hajime Abe Toshoan Holdings, Inc. June 30, 2014 Page 3 the period of time on which you are basing Tsukiji’s historical “catch of tuna per month.” Please also disclose the basis for the “purchase price per kg,” “sales price per kg,” and “cost of revenues per month” disclosed in the table on page 17.

COMPANY RESPONSE

We have disclosed the previously discussed information.

Exhibit 5.1 Opinion of Adam S. Tracy

7. Please have counsel revise the third paragraph of the opinion to state that 70,000,000 resale shares “are” and that the 2,000,000 shares to be sold by the company “will be,” legally issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

COMPANY RESPONSE

The opinion letter has been amended appropriately.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 9, 2014

/s/ Hajime Abe

President & CEO